Aflac Incorporated 1st Quarter 2013 Form 10-Q
EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges
Three Months Ended March 31,

(In thousands)	2013	2012
Fixed charges:
Interest expense(1)	$70,587	$56,745
Interest on investment-type contracts	13,614	13,716
Rental expense deemed interest	175	242
Total fixed charges	$84,376	$70,703
Earnings before income tax(1)	$1,361,443	$1,201,908
Add back:
Total fixed charges	84,376	70,703
Total earnings before income tax and fixed charges	$1,445,819	$1,272,611
Ratio of earnings to fixed charges	17.1x	18.0x
(1)Excludes interest expense on income tax liabilities